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                                                             EXHIBIT (a)(17)


               COMPUTER ASSOCIATES RECEIVES SECOND REQUEST FROM
                            DEPARTMENT OF JUSTICE

ISLANDIA, N.Y., March 9, 1998 -- Computer Associates International, Inc. (CA:NYSE) announced today that it had received on Friday, March 6, 1998, a second request for additional information from the Antitrust Division of the Department of Justice relating to its offer to acquire Computer Sciences Corporation. Computer Associates' wholly owned subsidiary CAI Computer Services Corp. is making a tender offer for all outstanding shares of Computer Sciences Corporation common stock at a price of $108 per share in cash. The tender offer is scheduled to expire at 12:00 o'clock midnight New York City time on Monday March 16, 1998, unless extended in the manner described in the Offer to Purchase dated February 17, 1998.